UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ALIMERA SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

016259103

(CUSIP Number)

Intersouth Partners

c/o Dennis Dougherty

102 City Hall Plaza, Suite 200

Durham, NC 27701

(919) 493-6640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259103	Page 2 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,168
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,168
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,168
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person PN

CUSIP No. 016259103	Page 3 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Affiliates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,068
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,068
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,068
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person PN

CUSIP No. 016259103	Page 4 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Associates V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 314,236
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 314,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 314,236
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person CO

CUSIP No. 016259103	Page 5 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 382,715
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 382,715
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,715
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN

CUSIP No. 016259103	Page 6 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Associates VI, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 382,715
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 382,715
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,715
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person CO

CUSIP No. 016259103	Page 7 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 212,210
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 212,210
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,210
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person PN

CUSIP No. 016259103	Page 8 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Associates, VII, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 212,210
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 212,210
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,210
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person CO

CUSIP No. 016259103	Page 9 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Dennis Dougherty
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 909,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 909,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 909,161
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 016259103	Page 10 of 19

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mitch Mumma
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 909,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 909,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 909,161
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 016259103	Page 11 of 19

This Amendment No. 1 on Schedule 13D (“Schedule 13D/A”) amends the statement on Schedule 13D, dated September 10, 2010, which relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Alimera Sciences, Inc. (the “Issuer”) filed by:

Intersouth Partners V, L.P. (“ISP V”)

Intersouth Affiliates V, L.P. (“IS Affiliates”)

Intersouth Associates V, LLC (“ISA V”)

Intersouth Partners VI, L.P. (“ISP VI”)

Intersouth Associates VI, LLC (“ISA VI”)

Intersouth Partners VII, L.P. (“ISP VII”)

Intersouth Associates VII, LLC (“ISA VII”)

Dennis Dougherty (“Dougherty”)

Mitch Mumma (“Mumma”)

(collectively, the “Reporting Persons”).

Except as expressly amended below, the Schedule 13D, dated September 10, 2010, remains in effect.

As of March 9, 2017, the Reporting Persons beneficially own less than five percent of Issuer’s outstanding Common Stock. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 2.	Identity and Background.

(b)	The Reporting Persons’ business address is 102 City Hall Plaza, Suite 200, Durham, North Carolina 27701.

(f)	The Reporting Persons that are entities are organized under the laws of the state of Delaware.

Item 5.	Interest in Securities of the Issuer.

(a)	Aggregate number and percentage beneficially owned:

ISP V — 300,168 or less than 1%
IS Affiliates — 14,068 or less than 1%
ISA V — 314,236 or less than 1%
ISP VI — 382,715 or less than 1%
ISA VI — 382,715 or less than 1%
ISP VII — 212,210 or less than 1%
ISA VII — 212,210 or less than 1%
Dougherty — 909,161 or 1.4%
Mumma — 909,161 or 1.4%

CUSIP No. 016259103	Page 12 of 19

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

ISP V — 0

IS Affiliates — 0

ISA V — 0

ISP VI — 0

ISA VI — 0

ISP VII — 0

ISA VII — 0

Dougherty — 0

Mumma — 0

(ii)	Sole power to dispose or to direct the disposition of

ISP V — 0

IS Affiliates — 0

ISA V — 0

ISP VI — 0

ISA VI — 0

ISP VII — 0

ISA VII — 0

Dougherty — 0

Mumma — 0

(iii)	Shared power to dispose or to direct the disposition of

ISP V — 300,168 or less than 1%

IS Affiliates — 14,068 or less than 1%

ISA V — 314,236 or less than 1%

ISP VI — 382,715 or less than 1%

ISA VI — 382,715 or less than 1%

ISP VII — 212,210 or less than 1%

ISA VII — 212,210 or less than 1%

Dougherty — 909,161 or 1.4%

Mumma — 909,161 or 1.4%

(iv)	Shared power to vote or to direct the vote

ISP V — 300,168 or less than 1%

IS Affiliates — 14,068 or less than 1%

ISA V — 314,236 or less than 1%

ISP VI — 382,715 or less than 1%

ISA VI — 382,715 or less than 1%

ISP VII — 212,210 or less than 1%

ISA VII — 212,210 or less than 1%

Dougherty — 909,161 or 1.4%

Mumma — 909,161 or 1.4%

(c) Schedule I hereto sets forth all transactions with respect to the Issuer’s Common Stock effected by the Reporting Persons since the filing of the initial Schedule 13D. All such transactions were effected in the open market.

CUSIP No. 016259103	Page 13 of 19

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement (appears at page 16 of this statement).

Schedule I — Transactions in the Shares of the Issuer since the Filing of the Initial Schedule 13D.

CUSIP No. 016259103	Page 14 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2017

INTERSOUTH PARTNERS V, L.P.

By: Intersouth Associates V, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH AFFILIATES V, L.P.

By: Intersouth Associates V, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH ASSOCIATES V, LLC

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH PARTNERS VI, L.P.

By: Intersouth Associates VI, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

CUSIP No. 016259103	Page 15 of 19

INTERSOUTH ASSOCIATES VI, LLC

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH PARTNERS VII, L.P.

By: Intersouth Associates VII, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH ASSOCIATES VII, LLC

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma

CUSIP No. 016259103	Page 16 of 19

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment No. 1 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: June 8, 2017

[Signature Pages Follow]

CUSIP No. 016259103	Page 17 of 19

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

INTERSOUTH PARTNERS V, L.P.

By: Intersouth Associates V, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH AFFILIATES V, L.P.

By: Intersouth Associates V, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH ASSOCIATES V, LLC

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH PARTNERS VI, L.P.

By: Intersouth Associates VI, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH ASSOCIATES VI, LLC

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

CUSIP No. 016259103	Page 18 of 19

INTERSOUTH PARTNERS VII, L.P.

By: Intersouth Associates VII, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

INTERSOUTH ASSOCIATES VII, LLC

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Managing Member

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma

CUSIP No. 016259103	Page 19 of 19

Schedule I

Transactions in the Shares of the Issuer since the Filing of the Initial Schedule 13D

Trade Date	Price per share	Intersouth Affiliates V, L.P. Shares Sold	Intersouth Partners V, L.P. Shares Sold	Intersouth Partners VI, L.P. Shares Sold	Intersouth Partners VII, L.P. Shares Sold
1/23/2017	$1.19	3,750	82,250	105,250	58,750
2/13/2017	$1.23	69	1,513	1,937	1,081
2/14/2017	$1.24	5,425	118,999	152,276	85,000
2/15/2017	$1.25	605	13,278	16,992	9,485
2/16/2017	$1.23	5,150	112,959	144,546	80,685
3/6/2017	$1.36	1,800	39,480	50,520	28,200
3/7/2017	$1.32	1,643	36,045	46,124	25,746
3/8/2017	$1.30	3,750	82,250	105,250	58,750
3/9/2017	$1.33	3,999	87,711	112,239	62,651
3/10/2017	$1.40	3,808	83,514	106,867	59,653
3/17/2017	$1.64	2,638	57,857	74,037	41,327
3/20/2017	$1.50	1,500	32,900	42,100	23,500
3/21/2017	$1.42	1,463	32,083	41,055	22,916
3/22/2017	$1.37	999	21,919	28,049	15,657
4/10/2017	$1.45	3,000	65,800	84,200	47,000
4/11/2017	$1.44	3,382	74,190	94,936	52,992
4/12/2017	$1.40	5,728	125,642	160,777	89,745
4/13/2017	$1.39	2,889	63,368	81,088	45,263
5/10/2017	$1.59	1,025	22,484	28,771	16,059
5/11/2017	$1.52	5,639	123,685	158,271	88,346
5/12/2017	$1.50	585	12,831	16,419	9,165
5/19/2017	$1.50	611	13,403	17,151	9,574
5/22/2017	$1.50	25	559	716	400
5/24/2017	$1.50	39	855	1,095	611

Total shares sold:		59,522	1,305,575	1,670,666	932,556